SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

AMENDMENT NO. 1

RAMIUS IDF LLC
 (Name of Issuer)

RAMIUS IDF LLC
 (Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
 (Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Stuart Davies
Ramius IDF LLC
830 Third Avenue, 4th Floor
New York, NY 10022
 (212) 845-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth Gerstein Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
 (212) 756-2131

June 29, 2015
(Date Tender Offer First Published,
 Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $533,200 (a)	Amount of Filing Fee: $61.96 (b)

Calculated as the aggregate maximum purchase price for Interests.

Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52.50

Form or Registration No.: SC TO-I

Filing Party: RAMIUS IDF LLC

Date Filed: June 29, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

RAMIUS IDF LLC
This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 29, 2015 by Ramius IDF LLC (the "Feeder Fund") in connection with an offer by the Fund to purchase up to $451,800 of limited liability company Interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 29, 2015.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of $533,200, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on (day of the week), August 10, 2015, in accordance with Rule 13e-4(f)(1)(ii).

RAMIUS IDF LLC
SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ramius IDF LLC

By:	/s/ Stuart Gallin
Name:	Stuart Gallin
Title:	Principal Financial Officer

July 27, 2015